Filed Pursuant to Rule 433
Registration Statement No. 333-132201

Offering Summary
(Related to the Preliminary Pricing Supplement dated March 3, 2008 to the Prospectus dated March 7, 2006
and Prospectus Supplement dated March 7, 2006)

Toyota Motor Credit Corporation

Medium-Term Notes, Series B
Principal-Protected 2 Year FX Basket Linked Notes Due 2010

Toyota Motor Credit Corporation (“TMCC”) has filed a registration statement (including a prospectus, a prospectus supplement and a preliminary pricing supplement) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates.  Before you invest, you should read the prospectus, the prospectus supplement, the preliminary pricing supplement and other documents TMCC has filed with the SEC for more complete information about TMCC and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, TMCC, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup toll-free at 1-877-858-5407.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee
Citi

March 3, 2008

Principal-Protected 2 Year
FX Basket Linked Notes Due 2010

This offering summary represents a summary of the terms and conditions of the notes. We encourage you to read the preliminary pricing supplement and accompanying prospectus supplement and prospectus related to this offering.  Capitalized terms used in this offering summary are defined in “Preliminary Terms” below.

How the Notes Work

Principal-Protected 2 Year FX Basket Linked Notes Due 2010 (the “Notes”) are hybrid investments that combine characteristics of currency and fixed income instruments. Similar to a fixed income investment, these Notes offer investors the safety of 100% principal protection if held to maturity. However, the Notes do not offer current income, which means that you will not receive any periodic interest or other payments during the term of the Notes.

At maturity, the Notes will pay an amount that is based on the Basket Return Percentage and the Participation Rate. The Basket Return Percentage will equal the weighted average of the percentage change in the exchange rates of each of the Basket Currencies from the Pricing Date to the Valuation Date. The basket of currencies is comprised of the Argentine peso, Russian ruble, Chinese renminbi (yuan), Indonesian rupiah and Philippines peso (the “Basket Currencies”).  Each exchange rate used to calculate the Basket Return Percentage reflects the amount of the relevant Basket Currency that can be exchanged for one U.S. dollar, and the percentage change in the exchange rate used to calculate the Basket Return Percentage will be measured against the exchange rate in effect on the Pricing Date.  This investment allows investors to participate in the potential appreciation of the value of the Basket Currencies relative to the U.S. dollar.

An investment in the Notes will not produce the same return as a direct investment in the Basket Currencies.  If the Basket Currencies appreciate against the U.S. dollar, an investment in the Notes will not appreciate as much as a direct investment in the Basket Currencies.  On the other hand, if the Basket Currencies depreciate against the U.S. dollar from the Pricing Date to the Valuation Date, you will not lose your original investment if you hold your Notes to maturity.  See “Hypothetical Maturity Payment Examples” below.

The Notes are currency basket-linked securities issued by Toyota Motor Credit Corporation (“TMCC”) that have a maturity of approximately two years. At maturity, you will receive an amount in cash equal to the sum of your initial investment in the Notes plus a Basket Return Amount which may be positive or zero. The Basket Return Amount will depend on the Basket Return Percentage and the Participation Rate.

The performance of each of the Basket Currencies is measured by its exchange rate. Each exchange rate reflects the amount of the relevant Basket Currency that can be exchanged for one U.S. dollar. Thus, an increase in a Basket Currency’s exchange rate means that the value of that currency has decreased. For example, if the USD/ARS Exchange Rate has increased from 2.00 to 4.00, it means the value of one Argentine peso (as measured against the U.S. dollar) has decreased from US$0.50 to US$0.25. Conversely, a decrease in a Basket Currency’s exchange rate means that the value of that currency has increased. Increases in the values of the Basket Currencies relative to the U.S. dollar will lead to a higher return on your Notes. Because the Basket Return Percentage will be based on the sum of the Weighted Currency Return for each of the Basket Currencies, a significant increase in the value of one currency may be substantially or entirely offset by a decrease in the value of the other currencies in the basket.

The Basket Return Amount will equal the product of (1) principal amount of Notes held at maturity, (2) the Basket Return Percentage and (3) a Participation Rate of approximately 140% to 170% (to be determined on the Pricing Date). Because the Notes are principal protected, the payment you receive at maturity will not be less than the amount of your initial investment in the Notes, even though the amount payable to you at maturity is dependent on the performance of the Basket Currencies relative to the U.S. dollar, as measured by each relevant exchange rate.

These Notes are not a suitable investment for investors who require regular fixed income payments since no payments will be made during the term of the Notes. These Notes may be an appropriate investment for the following types of investors:

■	Investors looking for exposure to currency basket-linked investments on a principal-protected basis but who are willing to forego current income.

■	Investors expecting appreciation of the Basket Currencies relative to the U.S. dollar over the term of the Notes.

■	Investors who seek to add a currency basket-linked investment to their portfolio for diversification purposes.

The Notes are a series of unsecured senior debt securities issued by TMCC. The Notes will rank equally with all other unsecured and unsubordinated debt of TMCC.

Preliminary Terms

Issuer:	Toyota Motor Credit Corporation
Agent:	Citigroup Global Markets Inc.
Security:	Principal-Protected 2 Year FX Basket Linked Notes Due 2010
Rating of the Issuer’s Obligations:	Aaa (Stable Outlook) / AAA (Stable Outlook) (Moody’s/S&P) (Subject to change over the term of the Notes)
Ranking:	The Notes will be unsecured general obligations of TMCC and will rank equally with its other unsecured and unsubordinated indebtedness from time to time outstanding.
Principal Protection:	100% if held to the Maturity Date.
Pricing Date:	March , 2008.
Issue Date:	March , 2008.
Valuation Date:	Five New York Business Days before the Maturity Date.
Maturity Date:	Approximately two years after the Issue Date.
Interest:	None.
Issue Price:	See “Plan of Distribution” in the preliminary pricing supplement.
Payment at Maturity:	For each US$10,000 Note, US$10,000 plus a Basket Return Amount, which may be positive or zero.
Basket Return Amount:	For each US$10,000 Note, US$10,000 x Basket Return Percentage x Participation Rate, provided that the Basket Return Amount will not be negative.
Basket Return Percentage:	The sum of the Weighted Currency Return for each of the Basket Currencies, expressed as a percentage.
Weighted Currency Return:	Starting Exchange Rate – Ending Exchange Rate	x Allocation Percentage
Starting Exchange Rate
Allocation Percentage:	20% for each of the Basket Currencies.
Basket Currencies:	The Argentine peso, Russian ruble, Chinese renminbi (yuan), Indonesian rupiah and Philippines peso.
Starting Exchange Rate:	Each of the USD/ARS, USD/RUB, USD/CNY, USD/IDR and USD/PHP Exchange Rates on the Pricing Date.
Ending Exchange Rate:	Each of the USD/ARS, USD/RUB, USD/CNY, USD/IDR and USD/PHP Exchange Rates on the Valuation Date.
USD/ARS Exchange Rate:
The U.S. dollar/Argentine peso exchange rate in the global spot foreign exchange market, expressed as the amount of Argentine pesos per one U.S. dollar, as displayed on the EMTA website page https://mbrservices.net/emtatest/currate.asp or any substitute website page, on any relevant date.

USD/RUB Exchange Rate:
The U.S. dollar/Russian ruble exchange rate in the global spot foreign exchange market, expressed as the amount of Russian rubles per one U.S. dollar, as reported on Reuters Page “EMTA,” or any substitute page, on any relevant date.

USD/CNY Exchange Rate:
The U.S. dollar/Chinese renminbi (yuan) exchange rate in the global spot foreign exchange market, expressed as the amount of Chinese renminbi (yuan) per one U.S. dollar, as reported on Reuters Page “SAEC,” or any substitute page, on any relevant date.

USD/IDR Exchange Rate:
The U.S. dollar/Indonesian rupiah exchange rate in the global spot foreign exchange market, expressed as the amount of Indonesian rupiah per one U.S. dollar, as reported on Reuters Page “ABSIRFIX01,” or any substitute page, on any relevant date.

USD/PHP Exchange Rate:
The U.S. dollar/Philippines peso exchange rate in the global spot foreign exchange market, expressed as the amount of Philippines pesos per one U.S. dollar, as reported on Reuters Page “PDSPESO,” or any substitute page, on any relevant date.

Participation Rate:	140% to 170% (to be determined on the Pricing Date).
Denominations:	Minimum denominations and increments of US$10,000.
Listing:	None.
Agent’s Discount or Commission:
0.00%. The Agent or its affiliate will enter into swap transactions with TMCC to hedge TMCC’s obligations under the Notes.  The Agent and its affiliates expect to realize a profit in connection with arranging these swap transactions.

Commissions to Financial Advisors:	The Agent will pay a commission of $150 for each $10,000 principal amount of Notes sold by its financial advisors.
Calculation Agent:	Citibank, N.A.
New York Business Day:
Any day other than a Saturday or Sunday, that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close in The City of New York.

Benefits of the Notes

■	Return Potential

The Basket Return Amount payable at maturity is based on the Basket Return Percentage and on the Participation Rate, enabling you to participate in the potential increase in the value of the Basket Currencies during the term of the Notes without directly investing in the Basket Currencies.  However, see “Key Risk Factors for the Notes—Your Yield is Limited”, below.

■	Principal Protection
On the Maturity Date, you will receive at least the principal amount of the Notes you then hold regardless of the performance of the Basket Currencies.

■	Diversification
The Notes are based on the performance of the Basket Currencies and may allow you to diversify an existing portfolio mix of stocks, bonds, mutual funds and cash.

Key Risk Factors for the Notes

■	The Notes Are Subject to TMCC’s Credit Risk
The Notes are subject to the credit risk of TMCC for all payments due on the Notes.

■	The Basket Return Amount May be Zero

If the Basket Return Percentage is zero or negative, the payment you receive at maturity will be limited to the amount of your initial investment in the Notes. This will be true even if the value of one or more of the Basket Currencies has increased relative to the U.S dollar at one or more times during the term of the Notes.

■	Reference to a Basket of Currencies May Lower Your Return

Because the Basket Return Percentage will be based on the sum of the Weighted Currency Return for each Basket Currency, a significant increase in the value of one currency but not the other currencies relative to the U.S. dollar may be substantially or entirely offset by a decrease in the value of the other currencies in the basket relative to the U.S. dollar from the Pricing Date to the Valuation Date.

■	The Basket Currencies Are Not Diversified and May Be Subject to Greater Volatility Than a Broadly Diversified Basket

Because the Notes are linked to a basket comprised only of five currencies, the basket will be less diversified than a basket representing a broad range of currencies and, therefore, could experience greater volatility.  An investment in the Notes may therefore carry risks similar to a concentrated investment in a limited number of currencies.

■	Potential for a Yield Lower than a Conventional Fixed Rate Debt Security

The Notes do not pay any interest. As a result, a low Basket Return Percentage could result in an effective yield on your Notes that is less than that which would be payable on a conventional fixed-rate, non-callable debt security of TMCC of comparable maturity.

■	Your Yield is Limited

The Basket Return Amount for each $10,000 Note is limited to the Participation Rate multiplied by $10,000 regardless of how much the Basket Currencies may appreciate against the U.S. dollar.  An investment in the Notes does not produce the same return as a direct investment in the Basket Currencies.  If the Basket Currencies appreciate against the U.S. dollar, an investment in the Notes will not appreciate as much as a direct investment in the Basket Currencies.  On the other hand, if the Basket Currencies depreciate against the U.S. dollar from the Pricing Date to the Valuation Date, you will not lose your original investment if you hold your notes to maturity.  See “Hypothetical Maturity Payment Examples” below.

■	The Notes Will Not Be Listed; Secondary Market May Not Be Liquid

The Notes will not be listed on any exchange. There is currently no secondary market for the Notes. Citigroup Global Markets Inc. currently intends, but is not obligated, to make a market in the Notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the Notes.

■	Resale Value of the Notes May Be Lower Than Your Initial Investment

Due to, among other things, changes in the value and volatility of the Basket Currencies, interest rates, the remaining time to maturity, inclusion of commissions and projected profit from hedging in the Issue Price and TMCC’s perceived or actual creditworthiness, the Notes may trade at prices below their initial issue price. You could receive substantially less than the amount of your investment if you sell your Notes prior to maturity.

■	You Must Rely On Your Own Evaluation of the Merits of an Investment Linked to the Basket Currencies

Economists, analysts and other professionals, including those employed by Citigroup Global Markets Inc. and its affiliates, from time to time express views on expected movements in the foreign exchange markets.  These views may not correctly predict actual foreign exchange rate movements or the Basket Return Amount on the Notes.

■	Appreciation of the Basket Currencies During the Term of the Notes Will Not Be Reflected in the Payment Made at Maturity if the Basket Currencies Have Depreciated by the Valuation Date

The Basket Return Amount will be determined five New York Business Days prior to the Maturity Date. On the Valuation Date, the Basket Currencies may have a value on a weighted basis that is less than the higher values of the Basket Currencies that may have prevailed during the term of the Notes. The difference between interim values of the Basket Currencies on a weighted basis and the value on the Valuation Date could be particularly large if the value of the U.S. dollar increases significantly relative to the Basket Currencies during the latter portion of the term of the Notes or if there is significant volatility in the exchange rates of the Basket Currencies during the term of the Notes. If on the Valuation Date, the Basket Currencies have not appreciated on a weighted basis from the Pricing Date, the Basket Return Amount will be zero and your return on an investment in the Notes will be limited to the principal amount of the Notes held.

■	Your Return Depends on the Exchange Rates for the Basket Currencies, Which Are Affected by Many Complex Factors

The exchange rate for each Basket Currency is at any moment a result of the supply and demand for that currency relative to other currencies, which is influenced by, among other things, complex political and economic factors, including government policy or actions.  Foreign exchange rates can be fixed by sovereign governments or be floating.  The exchange rates of the Argentine peso, the Russian ruble, the Indonesian rupiah and the Philippines peso are currently permitted to fluctuate in value relative to the U.S. dollar.  However, in the case of the Chinese renminbi (yuan), the Chinese government uses a variety of techniques to maintain the exchange rate of the renminbi (yuan) within a fixed band based on a basket of currencies.  We will not make any adjustments to the Basket Return Amount to compensate you if a Basket Currency’s exchange rate becomes fixed, stabilized or revalued due to regulatory intervention.

■	Even Though Currencies Trade Around-the-Clock, Your Notes Will Not

Foreign currencies trade in a global, around-the-clock market.  Therefore, the hours of trading for the Notes will not conform to the hours during which the Basket Currencies are traded.  Significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the price at which the Notes may be sold at any given time.

■	The Historical Performance of the Basket Currencies Does Not Indicate Future Performance

The historical performance of each of the Basket Currencies relative to the U.S. dollar, as measured by the relevant exchange rate, which performance is included in this Offering Summary, should not be taken as an indication of the future performance of such exchange rates during the term of the Notes.

■	We Will Treat the Notes as Contingent Payment Debt Instruments for U.S. Federal Income Tax Purposes

You should also consider the tax consequences of investing in the Notes.  The Notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of this offering summary and of the related pricing supplement called “United States Federal Income Taxation.”  Under this treatment, if you are a U.S. taxable investor, you will generally be subject to annual income tax based on the comparable yield (as defined in the related pricing supplement), even though there will be no payments on the Notes prior to the Maturity Date.  In addition, any gain recognized on the sale, exchange or retirement of the Notes (including at maturity) generally will be treated as ordinary income.  If you are a non-U.S.

investor, you may be subject to federal withholding tax unless certain certification procedures are satisfied.  Please read carefully the section of this offering summary and the related pricing supplement called “United States Federal Income Taxation.”

■	Fees and Conflicts

TMCC expects to hedge its obligations under the Notes by entering into a swap with an affiliate of Citigroup Global Markets Inc.  Citigroup Global Markets Inc. or its affiliates may publish research reports with respect to movements in foreign exchange rates generally or any of the Basket Currencies or the U.S. dollar specifically, which may express opinions inconsistent with purchasing or holding the Notes.  Any of these activities may affect the market value of the Notes.  Citibank N.A.’s role as the Calculation Agent for the Notes may result in a conflict of interest.

The Basket Currencies and Exchange Rates

General

The Basket Currencies consist of the Argentine peso, Russian ruble, Chinese renminbi (yuan), Indonesian rupiah and Philippines peso. Exchange rates are used to measure the performance of each of the Basket Currencies.

The exchange rates are foreign exchange spot rates that measure the relative values of two currencies, the U.S. dollar and the Argentine peso, in the case of the USD/ARS Exchange Rate; the U.S. dollar and the Russian ruble, in the case of the USD/RUB Exchange Rate; the U.S. dollar and the Chinese renminbi (yuan), in the case of the USD/CNY Exchange Rate; the U.S. dollar and the Indonesian rupiah, in the case of the USD/IDR Exchange Rate; and the U.S. dollar and the Phillipines peso, in the case of the USD/PHP Exchange Rate. Each exchange rate is expressed as an amount of the relevant Basket Currency that can be exchanged for one U.S. dollar. Thus, an increase in a Basket Currency’s exchange rate means that the value of that currency has decreased. For example, if the USD/ARS Exchange Rate has increased from 2.00 to 4.00, it means the value of one Argentine peso (as measured against one U.S. dollar) has decreased from US$0.50 to US$0.25. Conversely, a decrease in a Basket Currency’s exchange rate means that the value of that currency has increased.

The Argentine peso is the official currency of the Argentine Republic.

The Russian ruble is the official currency of the Russian Federation.

The Chinese renminbi (yuan) is the official currency of the People’s Republic of China.

The Indonesian rupiah is the official currency of the Republic of Indonesia.

The Philippines peso is the official currency of the Republic of the Philippines.

We have obtained all information in this offering summary relating to the Argentine peso, Russian ruble, Chinese renminbi (yuan), Indonesian rupiah, and Philippines peso and the relevant exchange rates from public sources, without independent verification. Currently the relevant exchange rates are published in The Wall Street Journal and other financial publications of general circulation. However, for purposes of calculating amounts due to holders of the Notes, the exchange rate for each Basket Currency will be determined as described in “Preliminary Terms” above.

Historical Data on the Exchange Rates

The following table sets forth, for each of the quarterly periods indicated, the high and low values of each relevant exchange rate, as reported by Reuters or by the EMTA in the case of the Argentine peso. The historical data on each exchange rate is not indicative of the future performance of the Basket Currencies or what the value of the Notes may be. Any historical upward or downward trend in any of the relevant exchange rates during any period set forth below is not an indication that the value of any of the Basket Currencies relative to the U.S. dollar is more or less likely to increase or decrease at any time over the term of the Notes.

	USD/ARS Exchange Rate		USD/RUB Exchange Rate		USD/CNY Exchange Rate		USD/IDR Exchange Rate		USD/PHP Exchange Rate
	High	Low	High	Low	High	Low	High	Low	High	Low
2003
Quarter
First	3.3569	2.8744	31.8850	31.3770	8.2778	8.2766	9126	8828	55.134	53.355
Second	2.9844	2.7478	31.2920	30.3230	8.2775	8.2768	8906	8136	53.715	51.981
Third	2.9783	2.7551	30.6930	30.2320	8.2776	8.2766	8673	8165	55.559	53.375
Fourth	2.9950	2.8316	30.5410	29.2460	8.2772	8.2765	8583	8365	55.793	54.587
2004
Quarter
First	2.9659	2.8541	29.2570	28.4650	8.2775	8.2766	8648	8318	56.443	55.126
Second	2.9728	2.8019	29.0870	28.5130	8.2773	8.2765	9472	8578	56.388	55.494
Third	3.0690	2.9381	29.2680	29.0310	8.2771	8.2765	9390	8821	56.426	55.629
Fourth	2.9938	2.9352	29.2250	27.7470	8.2768	8.2763	9369	8950	56.444	56.024
2005
Quarter
First	2.9665	2.8898	28.1920	27.4670	8.2766	8.2763	9521	9134	56.249	53.890
Second	2.9186	2.8653	28.6836	27.7100	8.2767	8.2763	9766	9440	56.194	53.979
Third	2.9206	2.8599	28.8450	28.1913	8.2765	8.0871	10894	9740	56.395	55.484
Fourth	3.0434	2.9093	28.9871	28.4142	8.0920	8.0702	10289	9734	56.073	53.059
2006
Quarter
First	3.0852	3.0350	28.4833	27.6558	8.0710	8.0170	9757	9009	52.944	50.955
Second	3.0903	3.0365	27.7750	26.7025	8.0284	7.9956	9523	8724	53.602	50.994
Third	3.1077	3.0645	27.0723	26.6476	8.0024	7.8998	9248	9038	53.063	50.102
Fourth	3.1075	3.0520	26.9623	26.1884	7.9174	7.8087	9228	9005	50.176	49.058
2007
Quarter
First	3.1100	3.0787	26.5825	25.9738	7.8135	7.7303	9224	8964	49.149	48.064
Second	3.1018	3.0705	26.0575	25.6939	7.7349	7.6155	9122	8670	48.369	45.692
Third	3.1832	3.0897	25.8800	24.9515	7.6135	7.5050	9475	8991	46.932	44.776
Fourth	3.1795	3.1254	25.0515	24.3022	7.5232	7.3046	9442	9043	45.064	41.127
2008
Quarter
First (through February 29)	3.1616	3.1275	24.8025	24.0088	7.2996	7.1058	9487	9054	41.486	40.319

The USD/ARS Exchange Rate as displayed in the EMTA website page https://mbrservices.net/emtatest/history.asp on February 29, 2008 was 3.1596.

The USD/RUB Exchange Rate appearing on Reuters Page “EMTA” on February 29, 2008 was 24.0088.

The USD/CNY Exchange Rate appearing on Reuters Page “SAEC” on February 29, 2008 was 7.1058.

The USD/IDR Exchange Rate appearing on Reuters Page “ABSIRFIX01” on February 29, 2008 was 9054.

The USD/PHP Exchange Rate appearing on Reuters Page “PDSPESO” on February 29, 2008 was 40.432.

Historical Graphs

The following graphs show the daily values of each of the USD/ARS, USD/CNY, USD/IDR and USD/PHP Exchange Rates in the period from January 2, 2003 through February 29, 2008, using historical data reported by Reuters (or, in the case of USD/ARS, historical data from the EMTA website page https://mbrservices.net/emtatest/history.asp).  For the USD/RUB Exchange Rate, the graph shows daily Exchange Rate values in the period from January 8, 2003 through February 29, 2008, using historical data reported by Reuters.  Past movements of the relevant exchange rates are not indicative of future values of the Basket Currencies relative to the U.S. dollar.

Historical USD/ARS Exchange Rate

Historical USD/RUB Exchange Rate

Historical USD/CNY Exchange Rate

Historical USD/IDR Exchange Rate

Historical USD/PHP Exchange Rate

Hypothetical Maturity Payment Examples

The examples below show the hypothetical maturity payments to be made on an investment of US$10,000 principal amount of Notes based on various Ending Exchange Rates of the Basket Currencies. The following examples of hypothetical maturity payment calculations are based on the following assumptions:

▪ Principal amount: US$10,000 per Note
▪ Starting Exchange Rate of the USD/ARS Exchange Rate: 3.1500
▪ Starting Exchange Rate of the USD/RUB Exchange Rate: 24.5000
▪ Starting Exchange Rate of the USD/CNY Exchange Rate: 7.1400
▪ Starting Exchange Rate of the USD/IDR Exchange Rate: 9100

▪ Starting Exchange Rate of the USD/PHP Exchange Rate: 40.700
▪ Participation Rate: 140%
▪ Allocation Percentage: 20% for each Basket Currency
▪ The Notes are purchased on the Issue Date and are held through the Maturity Date.

The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The actual maturity payment will depend on the actual Basket Return Amount, which, in turn, will depend on the actual Starting Exchange Rate and Ending Exchange Rate of each Basket Currency, the actual Participation Rate and the Allocation Percentage.

Example											Hypothetical Basket Return Percentage(2)	Hypothetical Basket Return Amount(3)	Hypothetical Payment at Maturity(4)	Hypothetical Note Return %(5)	Hypothetical Note Return % per Annum(6)	Hypothetical Dollar Return of Direct Investment in the Basket Currencies(7) (a)	Hypothetical Return Percentage of Direct Investment in the Basket Currencies(8)

	Hypothetical Ending Exchange Rates					Hypothetical Weighted Currency Return(1)
	USD/ ARS	USD/ RUB	USD/ CNY	USD/ IDR	USD/ PHP	ARS	RUB	CNY	IDR	PHP
1	4.1567	29.1189	5.1412	12551	61.993	-6.392%	-3.771%	5.599%	-7.585%	-10.463%	-22.611%	$0.00	$10,000.00	0.00%	0.00%	-$1,260.92	-12.609%
2	4.1552	33.3634	7.7209	11594	21.024	-6.382%	-7.235%	-1.627%	-5.481%	9.669%	-11.057%	$0.00	$10,000.00	0.00%	0.00%	$275.92	2.759%
3	3.6531	23.1031	7.2624	10706	44.204	-3.194%	1.140%	-0.343%	-3.530%	-1.722%	-7.648%	$0.00	$10,000.00	0.00%	0.00%	-$646.77	-6.468%
4	1.9747	21.2455	6.1882	12663	59.504	7.462%	2.657%	2.666%	-7.831%	-9.240%	-4.286%	$0.00	$10,000.00	0.00%	0.00%	$609.58	6.096%
5	2.9238	23.9962	7.0227	9758	40.635	1.436%	0.411%	0.329%	-1.446%	0.032%	0.762%	$106.65	$10,106.65	1.07%	0.53%	$98.46	0.985%
6	3.0588	25.8258	4.1043	13034	33.482	0.579%	-1.082%	8.503%	-8.646%	3.547%	2.901%	$406.13	$10,406.13	4.06%	2.00%	$1,263.74	12.637%
7	3.4340	23.1295	7.6676	5808	39.034	-1.803%	1.119%	-1.478%	7.235%	0.819%	5.892%	$824.82	$10,824.82	8.25%	4.00%	$1,034.45	10.345%
8	2.6708	25.5649	5.0464	8477	41.426	3.043%	-0.869%	5.864%	1.369%	-0.357%	9.050%	$1,267.02	$11,267.02	12.67%	6.05%	$1,217.21	12.172%
9	2.2312	17.4984	4.1806	12827	32.875	5.834%	5.716%	8.290%	-8.191%	3.845%	15.493%	$2,169.00	$12,169.00	21.69%	10.06%	$2,934.55	29.346%
10	2.3681	16.2266	5.8591	8539	23.722	4.964%	6.754%	3.588%	1.233%	8.343%	24.882%	$3,483.50	$13,483.50	34.84%	15.52%	$3,680.14	36.801%

(1)	Hypothetical Weighted Currency Return for each Basket Currency = [(Starting Exchange Rate – Ending Exchange Rate)/Starting Exchange Rate] x 20%.
(2)	Hypothetical Basket Return Percentage = Sum of Hypothetical Weighted Currency Return for USD/ARS, USD/RUB, USD/CNY, USD/IDR and USD/PHP.
(3)	Hypothetical Basket Return Amount = the greater of (US$10,000 x Hypothetical Basket Return Percentage x 140%) and US$0.
(4)	Hypothetical Payment at Maturity = US$10,000 + Hypothetical Basket Return Amount.
(5)	Hypothetical Note Return % reflects the Hypothetical Basket Return Amount on a Note as a percentage of the principal amount of the Note.
(6)	Hypothetical Note Return % per Annum is calculated on a semi-annual bond equivalent basis assuming payment at maturity of the Hypothetical Payment at Maturity.
(7)
Hypothetical Dollar Return of Direct Investment in the Basket Currencies = the hypothetical return in dollars at the Valuation Date on a direct investment of $2,000 in each of the Basket Currencies at the applicable Starting Exchange Rate (for a total investment of $10,000).

(8)	Hypothetical Return Percentage of Direct Investment in the Basket Currencies = Hypothetical Dollar Return of Direct Investment in the Basket Currencies expressed as a percent of $10,000.
(a)
The Hypothetical Returns of a Direct Investment in the Basket Currencies are presented to show that an investment in the Notes will not yield the same return as a direct investment in the Basket Currencies.

United States Federal Income Taxation

The following is a general discussion of the principal U.S. federal income tax consequences of the acquisition, ownership and disposition of Notes.  This discussion applies to an initial holder of Notes who purchases the Notes at their “issue price” for cash and who holds the Notes as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”).  This summary is based on the Code, existing and proposed Treasury regulations, revenue rulings, administrative interpretations and judicial decisions, in each case as currently in effect, all of which are subject to change, possibly with retroactive effect.  This summary does not address all aspects of the U.S. federal income taxation of the Notes that may be relevant to a holder of Notes in light of its particular circumstances or to a holder of Notes that is subject to special treatment under the U.S. federal income tax laws, such as:

■	a financial institution;

■	a regulated investment company;

■	a real estate investment trust;

■	a tax-exempt entity;

■	a dealer in securities or foreign currencies;

■	a person holding the Notes as part of a hedging transaction, ‘‘straddle,’’ conversion transaction, or integrated transaction, or who has entered into a ‘‘constructive sale’’ with respect to the Notes;

■	a U.S. Holder (as defined below) whose functional currency is not the U.S. dollar;

■	a trader in securities or foreign currencies that in either case elects to apply a mark-to-market method of tax accounting; or

■	a partnership or other entity classified as a partnership for U.S. federal income tax purposes.

As the law applicable to the U.S. federal income taxation of instruments such as the Notes is technical and complex, the discussion below necessarily represents only a general summary.  Moreover, the effects of any applicable state, local or foreign tax laws are not discussed.  Holders are urged to consult their tax advisers concerning the U.S. federal income tax consequences of owning and disposing of the Notes, as well as any consequences under the laws of any state, local or foreign taxing jurisdiction.

Tax Consequences to U.S. Holders

The following discussion applies only to a “U.S. Holder” of Notes.  A “U.S. Holder” is, for U.S. federal income tax purposes, a beneficial owner of a Note that is:

■	a citizen or resident of the United States;

■	a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any political subdivision thereof; or

■	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

The Notes are “Contingent Notes” as described in the accompanying prospectus supplement.  Because the denomination currency of the Notes is the U.S. dollar, the Notes are not subject to the special rules described in the Treasury regulations governing nonfunctional currency contingent payment debt instruments.  Instead, the Notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes.  Under this treatment, the Notes will generally be subject to the original issue discount (“OID”) provisions of the Code and the Treasury regulations issued thereunder, and a U.S. Holder will be required to accrue as interest income the OID on the Notes as described below.

TMCC is required to determine a “comparable yield” for the Notes.  The “comparable yield” is the yield at which TMCC could issue a fixed-rate debt instrument with terms similar to those of the Notes, including the level of subordination, term, timing of payments and general market conditions, but excluding any adjustments for the riskiness of the contingencies or the liquidity of the Notes.  The “comparable yield” for the Notes will be based on information furnished to TMCC by the Calculation Agent and will be set forth in the related pricing supplement.

Solely for purposes of determining the amount of interest income that a U.S. Holder will be required to accrue, TMCC is also required to construct a “projected payment schedule” in respect of the Notes representing a series of payments the amount and timing of which would produce a yield to maturity on the Notes equal to the comparable yield.  The “projected payment schedule” in respect of the Notes will be set forth in the related pricing supplement.

For U.S. federal income tax purposes, a U.S. Holder is required to use TMCC’s determination of the comparable yield and projected payment schedule in determining interest accruals and adjustments in respect of a Note, unless the U.S. Holder timely discloses and justifies the use of other estimates to the Internal Revenue Service (the “IRS”).  Regardless of a U.S. Holder’s accounting method, it will be required to accrue as interest income OID on the Notes at the comparable yield, adjusted upward or downward to reflect the amount received on sale, exchange, or retirement of a Note (as described below).

Accordingly, subject to a sale, exchange or retirement of the Notes, a U.S. Holder will be required to accrue an amount of OID for U.S. federal income tax purposes, for each accrual period prior to and including the Stated Maturity Date of the Notes, that equals:

■
the product of (i) the adjusted issue price of the Notes (as defined below) as of the beginning of the accrual period and (ii) the comparable yield of the Notes, adjusted for the length of the accrual period;

■	divided by the number of days in the accrual period; and

■	multiplied by the number of days during the accrual period that the U.S. Holder held the Notes.

For U.S. federal income tax purposes, the “adjusted issue price” of a Note is its issue price increased by the amount of interest income previously accrued by the holder.

Upon a sale, exchange or retirement of a Note (including at its maturity), a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount received on the sale, exchange or retirement and the holder’s adjusted tax basis in the Note.  A U.S. Holder’s adjusted tax basis in a Note will equal the cost thereof, increased by the amount of interest income previously accrued by the holder with respect to the Note.  A U.S. Holder generally must treat any gain as interest income and any loss as ordinary loss to the extent of previous interest inclusions, and the balance as capital loss.  These losses are not subject to the limitation imposed on miscellaneous itemized deductions under Section 67 of the Code.  The deductibility of capital losses, however, is subject to limitations.  Additionally, if a U.S. Holder recognizes a loss above certain thresholds, the holder may be required to file a disclosure statement with the IRS.  U.S. Holders are urged to consult their tax advisers regarding these limitations and reporting obligations.

Special rules will apply if the Payment at Maturity becomes fixed more than six months prior to the stated maturity date.  For purposes of the preceding sentence, the Payment at Maturity will be treated as fixed if (and when) all remaining contingencies with respect to it are remote or incidental within the meaning of the applicable Treasury regulations.  Generally, in this case a U.S. Holder would be required to make adjustments to account for the difference between the amount so treated as fixed and the projected payment in a reasonable manner over the remaining term of the Note.  A U.S. Holder’s tax basis in the Note and the character of any gain or loss on the sale of the Note could also be affected.  U.S. Holders are urged to consult their tax advisers concerning the application of these special rules.

Tax Consequences to Non-U.S. Holders

The following discussion applies only to a “Non-U.S. Holder” of Notes. A “Non-U.S. Holder” is, for U.S. federal income tax purposes, a beneficial owner of a Note that is:

■	a nonresident alien individual;

■	a foreign corporation; or

■	a nonresident alien fiduciary of a foreign estate or trust.

“Non-U.S. Holder” does not include an individual present in the United States for 183 days or more in the taxable year of disposition.  Such an individual is urged to consult his or her own tax adviser regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of a Note.

Payments to a Non-U.S. Holder on the Notes, and any gain realized on a sale, exchange or retirement of the Notes (including at maturity), will be exempt from U.S. federal income tax (including withholding tax) provided generally that the holder has fulfilled the certification requirement described below and these amounts are not effectively connected with the holder’s conduct of a U.S. trade or business.

The certification requirement referred to in the preceding paragraph will be fulfilled if a Non-U.S. Holder certifies on IRS Form W-8BEN, under penalties of perjury, that the holder is not a U.S. person and provides its name and address and otherwise satisfies applicable requirements.

If a Non-U.S. Holder is engaged in a U.S. trade or business and if the income or gain on the Note, if any, is effectively connected with the holder’s conduct of that trade or business, although exempt from the withholding tax discussed above, the holder will generally be subject to regular U.S. income tax on that income or gain in the same manner as if the holder were a U.S. Holder, except that in lieu of the certificate described in the preceding paragraph, the holder will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding.  Non-U.S. Holders to which this paragraph applies are urged to consult their tax advisers regarding other U.S. tax consequences of the ownership and disposition of the Notes, including the possible imposition of a 30% branch profits tax if the Non-U.S. Holder is a corporation.

Backup Withholding and Information Reporting

Interest or OID paid or accrued on a Note and the proceeds received from a sale, exchange or retirement of a Note (including at its maturity) will be subject to information reporting if a holder is not an “exempt recipient” (such as a corporation) and may also be subject to backup withholding at the rate specified in the Code if a holder fails to provide certain identifying information (such as an accurate taxpayer identification number, in the case of a U.S. Holder) or meet certain other conditions.  A Non-U.S. Holder that complies with the certification procedures described in the preceding section will generally establish an exemption from backup withholding.

Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against a holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Considerations

If any of the exchange rates is not available on the relevant Reuters Page or the EMTA website, as applicable, or any substitute pages or websites, the Calculation Agent may determine the relevant exchange rate in accordance with the procedures set forth in the preliminary pricing supplement related to this offering. You should refer to the section “Description of the Notes – Basket Return Amount” in the preliminary pricing supplement for more information.

Client accounts over which Citigroup Global Markets Inc. or its affiliates have investment discretion or otherwise act as fiduciary are not permitted to purchase the Notes, either directly or indirectly.  This includes employee benefit plans that are subject to ERISA, individual retirement accounts and every other client account over which Citigroup Global Markets Inc. or its affiliates have investment discretion or act as fiduciary.